06007817

AD 4/6/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40802

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Investment Services

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Court Square
(No. and Street)

Long Island City (City) New York (State) 11120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2006
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Mallett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citicorp Investment Servius, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

JOHN J. KENNEDY
Notary Public, State of New York
No. 01KE5029414, Suffolk County
Commission Expires June 20, 2006

Notary Public

JOHN C. MALLETT
Vice President
1 Court Square
LIC, NY 11120
(718) 248-8389

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CITICORP INVESTMENT SERVICES

(A Wholly Owned Subsidiary of Citibank (West) Holdings Inc.)

Statement of Financial Condition

December 31, 2005

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Citicorp Investment Services:

We have audited the accompanying statement of financial condition of Citicorp Investment Services (the Company) (a wholly owned subsidiary of Citibank (West) Holdings Inc.), as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2, the statement of financial condition of the Company has been restated as of December 31, 2004.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citicorp Investment Services as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 29, 2006

CITICORP INVESTMENT SERVICES
(A Wholly Owned Subsidiary of Citibank (West) Holdings Inc.)

Statement of Financial Condition

December 31, 2005

Assets

Cash held by affiliates	$	14,488,518
Cash segregated under federal and other regulations		1,604,988
Securities owned, at market value		56,557,979
Due from affiliates		21,803,233
Mutual fund fees receivable		2,930,334
Prepaid expenses		2,179,979
Capitalized software, net of accumulated amortization of $9,549,155		5,254,484
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $5,872,814		595,015
Other assets		918,392
Total assets	$	106,332,922

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	9,552,396
Due to affiliates		35,876,423
Other liabilities		4,618,830
Total liabilities		50,047,649
Stockholder's equity:		
Common stock (Authorized $1 par value. Issued and outstanding 2,000 shares)		2,000
Additional paid-in-capital		60,109,102
Accumulated Deficit		(3,825,829)
Total stockholder's equity		56,285,273
Total liabilities and stockholder's equity	$	106,332,922

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Business

Citicorp Investment Services (the Company) is a wholly owned subsidiary of Citibank (West) Holdings Inc. (the Parent) and a wholly owned indirect subsidiary of Citigroup Inc. (Citigroup). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company engages in brokerage activities for retail customers and clears all security transactions through Citigroup Global Markets Inc. (CGMI), an affiliated company.

(2) Restatement of Financial Statements

During 2005, the Company reviewed its accrual methodology for expenses incurred pursuant to existing service agreements with affiliated companies and determined that the Company failed to appropriately accrue for certain employee costs incurred during 2004 and 2003. The financial statements have been restated to record these employee costs that were not recorded in 2004 and 2003. Accordingly, the December 31, 2004 stockholder's equity has been decreased by $14,345,126.

(3) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b) Income Taxes

The Company is included in Citigroup's consolidated Federal, and combined state and local income tax returns. Any resulting tax liability (refund) is included in due to (from) affiliates.

(c) Cash Held by Affiliates

At December 31, 2005, all cash on hand is held by affiliates.

(d) Cash Segregated Under Federal and Other Regulations

Cash segregated under Federal and other regulations includes cash that has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

(e) Securities Owned

Securities owned, which consist of U.S. Treasury bills maturing within six months, are reflected in the statement of financial condition on a trade-date basis and are stated at market value.

(Continued)

(f) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis using estimated useful lives of 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the terms of the related leases.

(g) *Capitalized Software*

Capitalized software development costs relate to costs incurred in the development of proprietary software which costs are amortized over the economic useful life of the software, generally a period of five years.

(h) *Legal Contingencies*

The Company records reserves related to legal proceedings in "Other liabilities." Such reserves are established and maintained in accordance with Statement of Financial Accounting Standards (SFAS) SFAS No. 5, *Accounting for Contingencies* and FASB Interpretation No. 14, *Reasonable Estimation of the Amount of a Loss: an Interpretation of SFAS No. 5.* The determination of these reserve amounts requires significant judgment on the part of management. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

(i) *Recent Accounting Developments*

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), *Share Based Payment* (SFAS 123R), which replaces the existing SFAS 123 and supersedes Accounting Principles Board No. 25. The adoption of SFAS 123R will not have a material impact on the Company's statement of financial condition.

(4) Income Taxes

The following components comprise the tax related items included in due to affiliates at December 31, 2005:

Due to affiliates:		
Federal	$	12,698,808
State		8,451,618
Total	$	21,150,426

The Company recognizes the tax effects of temporary differences in due to affiliates. The deferred tax balances primarily result from depreciation and other temporary differences. The Company believes that the realization of recognized deferred tax assets is more likely than not based upon future anticipated taxable income.

(Continued)

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $34,356,496 which was $31,040,993 in excess of its required net capital of $3,315,503. The Company's ratio of aggregate indebtedness to net capital was 1.45 to 1.

(6) Related Party Transactions

At December 31, 2005, all cash of $16,093,506 was held at Citibank, N.A.

At December 31, 2005, due from affiliates includes a receivable of $1,994,878 and due to affiliates includes a payable of $13,578,286 related to various service contracts.

The Company clears all securities transactions through CGMI. At December 31, 2005, due from affiliates includes commissions receivable from CGMI of $19,808,355. Included in due to affiliates is a payable due to CGMI of $1,146,711, which is related to services provided by them.

(7) Commitments and Contingencies

The Company has been the defendant, from time to time, to various claims and lawsuits in the ordinary course of its business. While the ultimate outcome of pending claims and lawsuits cannot be predicted with certainty, the Company believes, based on its understanding of the facts of these proceedings and advice of counsel, that their ultimate resolution will not, in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

(8) Concentrations of Credit Risk

The Company's customer activities involve the execution and settlement of various customer securities transactions through CGMI. In connection with these activities, a customer's unsettled trades may expose the Company to off-balance-sheet credit and market risk in the event that the customer is unable to fulfill its contractual obligations. The Company, through CGMI takes possession of counterparty marketable securities to limit risks and continually monitors the market value of securities and institutes buy-in procedures or reduction of positions, when deemed appropriate. As a nonclearing broker in securities, the Company is engaged in brokerage services to a diverse group of individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading market.